SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of: March 2002

                                    ABB Ltd
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               (Exact name of registrant as specified in charter)

                                      N/A
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                 (Translation of registrant's name into English)

                                   Switzerland
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                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
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                    (Address of principal executive offices)

       Registrant's telephone number, international: + 011-41-1-317-7111
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F
                               ---                        ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                      No   X
                          ---                     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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
This Form 6-K consists of the following:

1. Press release of ABB Ltd, dated March 10, 2002, in respect of settlement agreements with former Chief Executive Officers of ABB in connection with pensions and other benefits.

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Press Release

For your business and technology editors

ABB reaches settlement agreements with former CEOs on benefits

Zurich, Switzerland, March 10, 2002 - The Board of Directors of ABB Ltd said today it had completed the reassessment of the pensions and other benefits of former chief executive officers Percy Barnevik and Goran Lindahl, who have agreed to restitute a total of CHF 137 million to ABB.

"These settlements, achieved amicably, show that the principles of good corporate governance are being fully implemented in our company," said ABB chairman Jurgen Dormann.

On February 13, the board said it had concluded that approval procedures had been unsatisfactory for Barnevik's pension, and for Lindahl's pension and other benefits. Barnevik received some CHF 148 million after his resignation as CEO in 1996. The pensions and other benefits of Lindahl, who left ABB in 2000, amounted to CHF 85 million.

Under the agreements reached over the weekend, Barnevik will return CHF 90 million, and Lindahl's pension and benefits will be reduced by CHF 47 million. The restitution amounts were arrived at through actuarial calculations, external benchmarking of European CEO compensation and negotiations, ABB said. The restitution is agreed upon, although there is no acknowledgment of a legal obligation.

Barnevik's pension, based on an agreement from 1992, was set at 50 percent of his final compensation, composed of his last base salary of CHF 1.5 million and an average of his performance-based bonuses, the pension effect of which was not limited.

Between 1988 and his retirement as CEO in 1996, Barnevik's average bonus was some CHF 8.5 million, ranging from CHF 500,000 in 1988 to CHF 19.9 million in 1994. He also had an agreement with Asea from the 1980s that provided CHF 28.2 million in pension benefit.

"In the first half of the 1990s, when the earnings of ABB developed very positively, in no small measure thanks to the performance of Barnevik, he received high performance-based bonuses," Dormann said.

The 1992 agreement also indexed the pension, and gave Barnevik the right to retire at 55. Such pension schemes are unusual in Switzerland, but in the early 1990s they enabled international companies based here to provide non-Swiss managers with pension guarantees that included benefits accrued abroad.

Lindahl had similar agreements, which did not limit the pension effects of his compensation. His final base salary was CHF 1.8 million. The minimum bonus since 1988 was CHF 125,000, and his bonuses in 1995, 1996, 1997, 1998, 1999 and 2000 were CHF 1 million, CHF 1.6 million, CHF 2.7 million, CHF 7.5 million, CHF 12.4 million and CHF 4.9 million, respectively. Pension accrued under earlier agreements with Asea totaled CHF 16.5 million. This resulted in a capitalized pension of CHF 61.5 million. In addition, Lindahl was granted CHF 23.5 million as severance.

Portions of Barnevik's and Lindahl's pensions were paid out in accordance with regulations from ABB Stiftung Gemini, an executive pension foundation regulated under Swiss law, established in 1996. Other portions were paid directly by the company.

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
Last year, the ABB Board of Directors began questioning the approval procedures in connection with the former CEOs' benefits. After deliberations showed that the board had not been fully informed by the acting people about Lindahl's package, the board initiated in-depth internal and external reviews into Lindahl's and Barnevik's pensions and other benefits.

"When we received these reports on February 11, the board concluded that procedures had been unsatisfactory," Dormann said. "It became clear that the board had never been informed about these benefits, and that the delegation by the board to individual board members had not envisaged to agree or disburse such large sums."

"This led us to decide to open discussions with Barnevik and Lindahl with the purpose of redefining the pensions of Barnevik and Lindahl, as well as the severance agreement with Lindahl, and to seek restitution of a part of the amounts paid. I am satisfied that we could reach an amicable agreement," he added.

"The board handled this issue in accordance with its duties, acting to the best of its ability, openly and with complete commitment," Dormann said. "We regret that our own people and our shareholders had to be burdened by this affair. At the same time, we are convinced that ABB has found its route into the future and that the company will continue, thanks to our many loyal, skilled employees, to make the most of its excellent market positions around the world."

ABB (www.abb.com) is a global leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. ABB has some 155,000 employees in more than 100 countries.



For more information please contact:

Media Relations:                               Investor Relations:
ABB Corporate Communications, Zurich           Switzerland: Tel. +41 43 317 3800
Thomas Schmidt                                 Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6492                           USA: Tel. +1 203 750 7743
Fax: +41 1 317 7958                            investor.relations@ch.abb.com
media.relations@ch.abb.com

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ABB LTD

Date:  March 11, 2002                     By:       /s/  BEAT HESS
                                             -----------------------------------
                                             Name:   Beat Hess
                                             Title:  Group Senior Officer



                                          By:       /s/ HANS ENHORNING
                                             -----------------------------------
                                             Name:   Hans Enhorning
                                             Title:  Group Vice President